FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

South Africa’s Leading Free Classified Portal, Junk Mail, Selects Magic Software as Strategic Solution to Mobilize Its Sugar CRM

PRESS RELEASE

South Africa’s Leading Free Classified Portal, Junk Mail, Selects Magic Software as Strategic Solution to Mobilize Its Sugar CRM

Magic’s single-stack enterprise mobility solution overcomes limitations of competitor solutions, meeting Junk Mail’s mobile app requirements.

Or Yehuda, Israel, September 09, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Junk Mail through their SugarCRM reseller, Strategic Dimensions, chose Magic’s End-to-End Enterprise Mobility solution as a strategic solution to provide fully integrated multi-channel mobile apps for its existing Sugar CRM application.

Junk Mail’s first mobile app will integrate with its Sugar system to enable employees to manage contracts on the go. The app will let employees convert leads, retrieve, generate and update contracts; print to pdf and accept customer signatures directly from their smartphones and tablets. Magic’s enterprise mobility solution includes full offline support, assuring that employees can continue to work without risk of data loss, even in the case of network disruption. The latest information gets saved and synced so Junk Mail’s CRM data is always up-to-date.

“We knew we needed a comprehensive mobility solution with multi-channel development, a certified Sugar adapter, flexible on-premise and cloud deployment modes, and full offline support to meet our usability, operational and business continuity requirements. We selected Magic’s enterprise mobility solution because it met all of our needs,” said Yaglin Naidu, Financial Director & Co. Owner at Junk Mail.

“We are happy to have been selected as strategic mobility supplier for a forward-thinking company such as Junk Mail that is empowering its employees with mobile business apps that increase productivity, speed the sales cycle and improve customer service,” says Daniel Hall, country manager of Magic Software SA. “Running on a unified technology stack, Magic’s enterprise mobility solution, including Magic xpa Application Platform and Magic xpi Integration Platform, makes it easy for organizations to create successful mobile apps that securely mobilize back-end business processes and data.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Junk Mail

Junk Mail is South Africa’s leading free classifieds portal for 22 years. Along with our print editions we also have a free online classifieds portal. We pride ourselves on connecting buyers and seller with ease.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 South Africa’s Leading Free Classified Portal, Junk Mail, Selects Magic Software as Strategic Solution to Mobilize Its Sugar CRM

Exhibit 10.1